June 12, 2009

Ms. Cicely LaMothe

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Duke Realty Corporation (the “Company”)
Form 10-K for the year ended December 31, 2008
File No. 001-09044

Dear Ms. LaMothe:

We are providing this letter to you in response to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter, dated May 15, 2009 (the “Comment Letter”) related to the Company’s 2008 Annual Report on Form 10-K. The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, we have reproduced below the original text of the Staff’s comments, and have included the Company’s responses immediately following such comments.

Please note that we are filing this response letter via EDGAR submission and are also delivering a copy of the submission to your attention via courier.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Financial Statements and Notes

Consolidated Statements of Operations, page 59

1.	We have considered your response to comment two. If you are going to present an earnings measure for the operational components of your company, it should include appropriate allocations of all relevant expenses. To the extent that you are unable to allocate material charges such as general and administrative expense, impairment and other, then you should reevaluate the use of this presentation on the face of your statement of operations. In this regard, it would appear to be more meaningful within your segment footnote to the extent management uses this to evaluate your operations.

Response:

Considering the views of the Staff, we will discontinue the presentation of the separate earnings measures for the operational components of the Company in the Consolidated Statements of Operations for all future filings.

Note 7 — Indebtedness, page 70

2.	We read your response to comment four. Please advise how your interpretation of paragraph 32 (c) of SFAS 157 considers paragraphs 10 – 11 of FSP 157-2 specifically as it relates to the deferral not applying to items within the scope of SFAS 107 whether recognized or not. Further, given that you disclose the fair value of your fixed rate secured debt, unsecured debt and unsecured lines of credit was based on Level 3 inputs, it is unclear how this information is useful without the context of the relevant disclosures. Please advise us or confirm that you will revise to include all of the relevant Level 3 disclosures required by paragraph 32 (c) of SFAS 157 in future filings. Finally tell us how you considered the requirements of SFAS 157 with respect to accounting pronouncements adopted during the first quarter of 2009.

Response:

After considering your comment regarding the relevance of the disclosure that Level 3 inputs were used in the determination of the fair value of our debt without the additional disclosure provisions of SFAS 157, we will include the full disclosures and reconciliations required under paragraph 32(c) of SFAS 157 in all future filings.

During the first quarter of 2009 we adopted FSP APB 14-1, SFAS 141(R), SFAS 160 and FSP EITF 03-6-1. As there were no business combinations that took place during the first quarter of 2009, FSP APB 14-1 was the only one of the newly adopted standards that required the results of a new fair value measurement to be recorded in the consolidated financial statements. When considering paragraph 39 of SFAS 157, we did not consider the fair value adjustment that resulted from applying FSP APB 14-1 to require the fair value disclosures of SFAS 157 because the contractual cash flows for our Exchangeable Notes (as defined in Form 10-Q for period ended March 31, 2009) were measured at fair value as of their November 2006 issue date, which was prior to the effective date for applying SFAS 157. For the information of the Staff, however, the fair value measurement used in applying FSP APB 14-1 relied primarily on Level 2 inputs and we will indicate as such in future filings.

Note 8 — Segment Reporting, page 74

3.	We read your response to comment five and note the sum of the various Segments’ FFO does not add up to FFO on a consolidated basis. As such, it would appear that there are some additional adjustments made to derive your Segment FFO that do not appear to comply with the definition adopted by NAREIT as disclosed. Accordingly, you should revise your description of Segment FFO to clearly describe that it is a modified measure that does not comply with the definition adopted by NAREIT.

Response:

As reflected in our Form 10-Q for the three months ended March 31, 2009, we have eliminated all references to the term “Segment FFO” and will continue to do so in future filings and only make reference to FFO on a consolidated basis. We will also add explanatory language in future filings that indicates we do not allocate certain income and expense items to our operating segments.

FORM 10-Q FOR THE THREE MONTHS ENDED MARCH 31, 2009

Item 1A — Risk Factors

We and DRLP recently received comment letters from staff of the SEC with regard to our 2008 Annual Reports on Form 10-K…page 28

4.	Please confirm that your disclosure in future filings will reflect that any modifications made to your financial statements and related disclosures are the responsibility of management and not as a result of the SEC staff review.

Response:

We confirm that our disclosure in the future filings will reflect that any modifications made to our financial statements and related disclosures are the responsibility of management and not as the result of the SEC staff review.

As requested in your letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and cooperation with this matter and if you have any questions, please feel free to contact me at 317/808-6030

Sincerely,

/s/ Dennis D. Oklak
Dennis D. Oklak Chairman and Chief Executive Officer Duke Realty Corporation